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Alaska Air Group, Inc.                                                                      EXHIBIT 12
Calculation of Ratio of Earnings to Fixed Charges
 and Preferred Dividends
(In thousands, except ratios)
                                              1993         1992         1991         1990         1989
                                          --------    ---------      -------      -------      -------
Earnings:
Income (loss) before income tax
  expense and accounting change           ($45,812)   ($125,706)     $16,207      $27,918      $69,367

Less: Capitalized interest                    (446)      (6,102)      (8,301)      (9,024)      (3,768)
Add:
Interest on indebtedness                    37,624       43,223       40,180       20,266       19,432
Amortization of debt expense                   690          643          519          440          182
Portion of rent under long-term
  operating leases representative
  of an interest factor                     60,136       49,889       41,327       38,346       30,791
                                           -------      -------      -------      -------      -------
Total Earnings Available for Fixed
  Charges and Preferred Dividends          $52,192     ($38,053)     $89,932      $77,946     $116,004
                                           =======      =======      =======      =======      =======

Fixed Charges and Preferred Dividends:
Preferred dividends                         $2,429       $6,400       $6,383       $5,753            -
Times, ratio of income before
  income tax expense to net income            1.48         1.57         1.57         1.63           NA
                                            ------       ------       ------       ------       ------
Preferred dividends on pretax basis          3,595       10,048       10,021        9,377           NA
Amortization of preferred stock
  issuance costs                                96          288          288          264            -
Interest                                    37,624       43,223       40,180       20,266       19,432
Amortization of debt expense                   690          643          519          440          182
Portion of rent under long-term
  operating leases representative
  of an interest factor                     60,136       49,889       41,327       38,346       30,791
                                           -------      -------      -------      -------      -------
Total Fixed Charges and
  Preferred Dividends                     $102,141     $104,091      $92,335      $68,693      $50,405
                                           =======      =======      =======      =======      =======
Ratio of Earnings to Fixed Charges
  and Preferred Dividends                     0.51        (0.37)        0.97         1.13         2.30
                                           =======      =======      =======      =======      =======

Coverage deficiency                        $49,949     $142,144       $2,403            -            -
                                           =======      =======      =======      =======      =======
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